Mail Stop 7010
								March 9, 2006



James R. McLaughlin
Senior Vice President - Chief Financial Officer
Ameron International Corporation
245 South Los Robles Avenue
Pasadena, CA 91101-3638

      Re:	Ameron International Corporation
      Form 10-K for Fiscal Year Ended November 30, 2005
		File No. 1-9102

Dear Mr. McLaughlin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended November 30, 2005

Item 1 - Business

1.		We note your disclosures concerning backlog in Item
1(f)(v)
of your filing. In future filings, please quantify the amount of backlog that you expect will not be filled in the current fiscal year. Refer to Item 101(c)(viii) of Regulation S-K. In this regard, we note your statement that a "substantial portion" of your backlog is expected to be filled during 2006.


Item 7 - Management`s Discussion and Analysis
Critical Accounting Policies and Estimates

2.		We assume from your disclosures that losses under your
self
insurance are capped. Please confirm our assumption. If our assumption is correct, please disclose those caps in future filings, as we believe this information provides your investors with valuable information about your liquidity.

Liquidity and Capital Resources

3.		We read in Item 1(f)(vii) of your filing that your sales
terms normally require payment within 30 to 60 days after shipment.
However, based on the numbers in your financial statements, it appears that your accounts receivable only turn about four times each year. Please explain to us why your accounts receivable turnover appears low in relation to your sales terms. In future filings, please briefly address this matter in the analysis of your liquidity.

4.		In future filings, please revise your analysis of cash
flows to address all periods presented on your consolidated statements of cash flows. We believe that this analysis provides valuable insight into your liquidity for those same periods and allows your investors to more easily identify trends. Please refer to Section 4.B. of our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

5.		We read that you expect to contribute $16.6 million to
your
US pension plan in 2006. Based on your disclosures in Note 15, this amount appears significantly higher than your contributions in previous years. Please tell us, and revise future quarterly and annual filings to address, the factors behind this increase in your annual pension contribution, including whether you expect this increased level of contribution to continue in the future.

Results of Operations: 2005 Compared with 2004

6.		We refer you to your current segmental analysis of sales
and gross profit. In future filings, when you indicate that multiple factors contributed to a change in your results, please quantify the impact of each factor where possible. Please refer to Item
303(a)(3)
of Regulation S-K, including Item 303(a)(3)(iii), and to our Release
33-8350.

7.		In future filings, please revise your analysis of gross
profit to quantify and analyze your gross profit as a percentage of revenues for each segment. In this regard, your current discussion only quantifies the change in gross profit for each segment, without quantifying gross profit itself or analyzing its change in relation to the change in revenues. We remind you that one of the objectives of MD&A is to give readers a view of the company through the eyes of management.

Item 8 - Financial Statements and Supplementary Data

Note 1 - Summary of Significant Accounting Policies
Revenue Recognition

8.		We read that your Water Transmission Group primarily
recognizes revenue under the percentage of completion method. We have the following comments:

* Please tell us, and disclose in future filings, your methodology for determining earned revenue and costs of earned revenue for each period. We believe that this is an important aspect of your accounting policy to disclose to your investors, since there are two alternative approaches. Refer to paragraphs 79-81 of SOP 81-1.

* Please tell us if your contracts involve significant change orders or claims. If so, please tell us, and disclose in future filings, how you account for such change orders or claims.

Net Income per Share

9.		Please provide to us, and disclose in future filings,
the
information required by paragraph 40 of SFAS 128.

Note 10 - Debt

10.		Please revise future filings to disclose all information
required by Article 5-02(22) of Regulation S-X. In this regard, you should disclose the maturity date of each issuance of debt and the interest terms of your variable debt, such as LIBOR plus 2 percent, in addition to quantifying those variable rates as of period end.
Please ensure that the maturity dates that you disclose conform to the information seen in your future five year maturity table.

Note 14 - Commitments and Contingencies

11.		We note the Company reached a settlement with McDermott
in
May 2005. Tell us and disclose in future filings the details surrounding the settlement, including quantification of the amount paid and any amounts that were previously accrued for this matter.

Note 17 - Segment Information

12.		Based on the description of your business, it is unclear
to
us that you only have four reportable segments. Specifically, we note your Infrastructure Products Group appears to contain several businesses, including a ready-mix concrete and aggregates business, a concrete pipe business, and a concrete and steel poles business.
Please provide us with the following information to help us better understand how your presentation complies with paragraph 17 of SFAS
131 and EITF 04-10:

* Please briefly describe your management structure to us, with a focus on how your segments are managed. Specifically identify your chief operating decision maker (CODM) and your segment manager for the Infrastructure Products Group segment, as these terms are defined in SFAS 131.

* Tell us how you determined that your Infrastructure Products Group was a single reportable segment under SFAS 131. Your response should specifically address the lowest level of discrete financial information contained in the reports that are viewed by your CODM to manage your business and assess performance of your segments. If the reports viewed by your CODM do not present information below the consolidated Infrastructure Products Group level, please help us to understand how your CODM is able to effectively manage those disparate businesses without more detailed information.

13.		We note your tabular presentation of segmental
information
and have the following comments:

* Based on your current disclosures, it is unclear to us what measure of segmental profit or loss is used by your CODM to allocate resources among and assess the performance of your segments. Please provide us with this information, and revise Note 17 in future filings to clarify this matter.

* We read in the narrative preceding this table that you have allocated certain selling, general and administrative expenses to the various segments based on "assumptions believed to be appropriate in the circumstances." Please provide us, and disclose in future filings, a more detailed explanation of how these costs are allocated. Refer to paragraph 31(b) of SFAS 131.

14.		We note your disclosures by geographic areas.  If sales
to
any individual foreign country are material, or if long-lived assets located in any individual foreign country are material, please revise future filings to separately disclose this information. Also, please revise future filings to clarify your basis for attributing revenues to particular geographic areas or countries, such as based on your location that made the sale, or based on the location of the customer who purchased the goods. Please refer to paragraph 38 of SFAS
131.


Item 9A - Controls and Procedures

15.		We note your Chief Executive Officer and Chief Financial
Officer concluded the Company`s disclosure controls and procedures "...are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company`s periodic Commission filings." Confirm and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e) for the definition of disclosure controls and procedures. Alternatively, your officers may conclude that the Company`s disclosure controls and procedures are "effective" without defining disclosure controls and procedures.

Schedule II - Valuation and Qualifying Accounts and Reserves

16.		We note that your reserve for self-insured programs
increased by approximately 48% during the fiscal year. We also note that this increase appears to be driven by the $6.0 million amount labeled "reclassifications and other." Please tell us what this amount represents and how you accounted for it. Please revise this schedule in future filings to briefly describe any material amounts shown in this "other" column. Also, please revise the title of this schedule in future filings to clarify that this is Schedule II. Refer to Article 5-04(c) of Regulation S-X and Article 12-09 of Regulation S-X.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Bret Johnson at (202) 551-3753, Jennifer
Thompson at (202) 551-3737, or me at (202) 551-3768 if you have questions regarding our comments.


Sincerely,



John Cash
Accounting Branch Chief

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James McLaughlin
Ameron International Corporation
March 9, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE